23 September 2003


Corus Group plc


The following Director of the Company purchased Corus Group plc shares at 29 pence per share on 22 September 2003 under the Corus Group Employee Share Ownership Plan.


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                                         No of Shares Purchased
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D M Lloyd                                431
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Following this notification, the director's shareholding is:

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                                No of Shares Held
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D M Lloyd                                10,891
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END